EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31
	2013	2012
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$196	$306
Interest and other charges, before reduction for amounts capitalized and deferred	256	246
Provision for income taxes	116	222
Interest element of rentals charged to income (1)	25	36
Earnings as defined	$593	$810

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$256	$246
Interest element of rentals charged to income (1)	25	36
Fixed charges as defined	$281	$282

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.11	2.87

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

95